================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

               This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

================================================================================

                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Reports 4.1 Percent Revenue Gain for Third Quarter 2003 dated November 5, 2003.

                                                                          ITEM 1

Press Release                   Source: MTS - MER Telemanagement Solutions, Ltd.

MTS Reports 4.1 Percent Revenue Gain for Third Quarter 2003

Wednesday November 5, 8:30 am ET

RAMAT GAN, Israel, Nov. 5 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today reported results for the third quarter and nine-month periods ended September 30, 2003.

Third quarter revenues increase 4.1 percent to $2.3 million from $2.2 million for the third quarter of 2002. Revenues for the first nine months decreased 7.6 percent to $6.72 million from $7.27 million for the period last year.

Third quarter 2003 net income came to $3,000 compared with a net loss of $99,000 for the quarter in 2002. Net income for the first nine months was $7,000, compared with net income of $11,000 for the period in 2002.

Mr. Yossi Brikman General Manager of Israel Operations & Chief Financial Officer said the third quarter and the nine-month financial results were consistent with management estimates, taking into consideration the difficult global economic environment that continues to affect the Company's revenue stream.

Mr. Brikman said MTS's wholly owned US subsidiary, MTS IntegraTRAK, was responsible for generating approximately 51 percent of third quarter consolidated revenues.

"In addition, our 50 percent Spanish affiliate, Jusan S.A., contributed a profit of $117,000 for the third quarter, and $304,000 for the nine months, compared to $84,000 and $206,000 for the same periods in 2002, respectively," Mr. Brikman added.

On the operating front, MTS recently announced the appointment of Mr. Eytan Bar as President and CEO. Mr. Bar comes to MTS with over 15 years experience in marketing, product management, sales and management at high tech companies. Most recently he served as general manager of the CEM product division of NICE Systems.

Commenting on the appointment, Chaim Mer, Chairman of MTS, said, "We are very pleased to welcome Eytan to our management team. He has built a successful track record developing profitable and high-growth operations. We consider him an invaluable addition to our team."

Mr. Brikman added: "We are optimistic about the long-term future of our company. Our confidence is enhanced by the appointment of our new CEO, Mr. Eytan Bar, who strongly believes that MTS will grow through the marketing of our current technology-leading products and continuing investment in future products."

Third quarter 2003 gross profit increased 6 percent to $1.8 million compared with $1.7 million for the third quarter of 2002. The third quarter gross profit percentage was approximately 80 percent. Nine-month gross profit decreased 9 percent to $5.3 million from $5.8 million for the period last year.

Third quarter operating loss was reduced to $5,000, from an operating loss of $205,000 for the quarter in 2002. Operating loss for the first nine months decreased to $234,000, from an operating loss of $268,000 for the period in 2002.

Total operating expenses decreased from $1.9 million for the third quarter of 2002 to $1.8 million for third quarter 2003. For the first nine months operating expenses decreased to $5.5 million from $6.0 million for the first nine-month period of 2002.

During the third quarter MTS purchased a total of 3,100 shares in connection with its stock repurchase program. At September 30, 2003, 4,562,038 shares remained outstanding.

MTS's net cash used in operating activities for the first nine months came to $22,000, compared with $210,000 for the same period last year.

"Our cash and cash equivalents, including marketable securities, totaled $10.15 million at September 30, 2003, compared with $10.215 million at December 31, 2002," Mr. Brikman concluded.

The Company will conduct a conference call today at 11:00 a.m. US Eastern. To participate please dial (719) 457-2727 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA etc.

MTS IntegraTRAKInc., the Company's North American subsidiary, has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com .

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands

                                                 September 30,     December 31,
                                               2003       2002         2002
                                                  Unaudited

    ASSETS

    CURRENT ASSETS:
     Cash and cash equivalents                $ 8,328    $ 7,143      $ 9,062
     Marketable securities                      1,822      2,446        1,153
     Trade receivables, net                     1,102      1,335        1,259
     Other accounts receivable and prepaid
      expenses                                    377        801          511
     Inventories                                  220        272          240

    Total current assets                       11,849     11,997       12,225

    LONG-TERM INVESTMENTS:
     Investments in affiliate                   1,687      1,235        1,335
     Long-term loans, net of current
      maturities                                  105         96           86
     Severance pay fund                           574        499          545
     Other investments                            369        370          368

    Total long-term investments                 2,735      2,200        2,334

    PROPERTY AND EQUIPMENT, NET                   524        667          602

    GOODWILL AND OTHER ASSETS:
     Goodwill, net                              2,025      2,024        2,025
     Other intangible assets, net                 245        400          360
     Deferred income taxes                        169         66          161

    Total other assets                          2,439      2,490        2,546

    Total assets                              $17,547    $17,354      $17,707

     The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands (except share data)

                                                  September 30,   December 31,
                                                 2003       2002       2002
                                                   Unaudited

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
     Current maturities of long-term loans    $     8    $    26      $     8
     Trade payables                               278        511          350
     Accrued expenses and other liabilities     1,206      1,313        1,439
     Deferred revenues                          1,131      1,057        1,184

    Total current liabilities                   2,623      2,907        2,981

    LONG-TERM LIABILITIES:
     Long-term loans, net of current
      maturities                                    2         --            8
     Accrued severance pay                        694        653          705

    Total long-term liabilities                   696        653          713

    SHAREHOLDERS' EQUITY:
     Share capital -
       Ordinary shares of NIS 0.01 par
        value: Authorized shares -
        12,000,000; Issued shares -
        4,565,138 at September 30, 2003 and
        4,882,748 at September 30, 2002 and
        December 31, 2002; Outstanding
        shares - 4,562,038, 4,661,148 and
        4,621,648 shares at September 30,
        2003, 2002 and December 31, 2002,
        respectively                               14         15           15
     Additional paid-in capital                12,603     12,846       12,846
     Treasury shares                               (7)      (299)        (330)
     Accumulated other comprehensive loss         (82)      (342)        (211)
     Retained earnings                          1,700      1,574        1,693

    Total shareholders' equity                 14,228     13,794       14,013

    Total liabilities and shareholders'
     equity                                   $17,547    $17,354      $17,707

     The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands (except share data)

                               Nine months         Three months       Year
                                  ended               ended           ended
                               September 30,        September 30,   December 31,
                               2003       2002     2003     2002       2002
                                            Unaudited

    Revenues from
     products and
     services                $ 6,719   $ 7,271   $ 2,286   $ 2,196    $ 9,787

    Cost of revenues
     from products
     and services              1,408     1,451       457       475      1,896

    Gross profit               5,311     5,820     1,829     1,721      7,891

    Operating
    expenses:
     Research and
     development,
     net                       1,261     1,641       434       497      2,127
     Selling and
     marketing, net            2,917     3,055       938       970      3,954
     General and
     administrative            1,367     1,392       462       459      1,858

    Total operating
     expenses                  5,545     6,088     1,834     1,926      7,939

    Operating loss              (234)     (268)       (5)     (205)       (48)
    Financial income
     (expenses), net              27       177       (11)       42        134
    Other income
     (expenses), net               6       (90)       --       (71)      (140)

    Loss before taxes
     on income                  (201)     (181)      (16)     (234)       (54)
    Taxes on income               96        14        98       (51)        52

                                (297)     (195)     (114)     (183)      (106)
    Equity in
     earnings of
     affiliate                   304       206       117        84        236

    Net income (loss)        $     7   $    11   $     3       (99)       130

    Basic and diluted
     net earnings
     (loss) per share        $    --   $    --   $    --   $ (0.02)   $  0.03

    Weighted average
     number of shares
     used in
     computing basic
     and diluted net
     earnings (loss)
     per share                 4,610     4,731     4,577     4,672      4,710

     The accompanying notes are an integral part of the consolidated financial statements.

    MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: -- GENERAL

MER Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. The Company designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage their communication resources. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video and packaged computer software of tracking telephone calls and costs and also provides consulting and maintenance support for its services.

These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

MTS markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors, PTTs (post, telephone and telegraph authorities) and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an original equipment manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its distributors.


NOTE 2: -- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2002, are applied consistently in these financial statements.


NOTE 3: -- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 2002 and their accompanying notes. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.


NOTE 4: -- MATERIAL EVENTS

In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997 - 1999, in the amount of approximately NIS 6,000 thousand ($ 1,400 thousand).

The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, therefore, no provision was provided.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                            (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                               Yossi Brikman
                                               Chief Financial Officer



Date: November 5, 2003